September 22, 2009

Kathryn T. Jacobson
Senior Staff Accountant
Securities and Exchange Commission
100F Street, NE
Washington D.C. 20549

Turkcell: File No. 1-15092

Dear Ms. Jacobson,

Reference is made to the comment letter of Mr. Larry Spirgel dated September 15, 2009 to Turkcell regarding Turkcell’s 20-F for the year ended December 31, 2008.  As discussed, Turkcell is preparing its responses and expects to be able to deliver these on or prior to October 9, 2009. Should Turkcell have difficulty preparing its responses by the October 9th deadline, we will contact you as soon as possible.

Should you or your colleagues have any questions or comments in the interim, please do not hesitate to contact me at 011 33 1 53 89 70 00 or stoutounji@shearman.com.

Very truly yours,

/s/ Sami Toutounji
Sami Toutounji